Mail Stop 3561

November 17, 2009

Yehudit Bronicki
Chief Executive Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

      Re: **Ormat Technologies, Inc.**
                  Form 10-K for Fiscal Year Ended December 31, 2008
                  Filed March 2, 2009
                  Definitive Proxy Statement on Schedule 14A
                  Filed March 23, 2009
                  File No. 001-32347

Dear Ms. Bronicki:

      We have reviewed your response dated October 12, 2009 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

1. We note your response to comment 5 in our letter dated September 14, 2009 in which you do not believe Industry Guide 7 applies to your facilities that generate electricity from geothermal sources. Mining activities may employ surface, underground, and in-situ (in-place) technologies to exploit natural resources profitably. Oil & gas activities may be considered a subset of the in-situ mining methods and focus primarily on the profitable extraction of liquid & gaseous hydrocarbons. Other minerals (non-exhaustive listing) extracted by in-situ mining methods are potash, salt, sulfur, uranium, and copper. The exploitation of thermal resources, i.e. hot water, by dewatering mine workings historically has been considered another mining method and was used to reduce operational costs. Your operations do not normally extract minerals, but instead extract heat from

select locations and generate a profit. This heat extraction process may be considered renewable provided your process solutions are recycled, process losses are replaced, and the hydrological/thermal balance is maintained at levels consistent with your hydrologic feasibility studies and the expected life of your facility. We will not object to your proposed use of templates to describe your facilities and you may include them as separate exhibits included with your annual filings. Should you assert your geothermal resources are renewable, please include a statement indicating you will operate within the constraints of your most recent hydrologic study and maintain the steady-state operation as outlined in your studies. In addition, please describe the general geological environment for your geothermal facilities, addressing heat source, permeability through faulting/fractures or other means, the potential temperate declination through operations, and scaling/depositional issues as they affect your permeability or solution flow in your filing or your templates.

Item 1. Business, page 5

Employees, page 38

Item 2. Properties

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

OPC Tax Monetization Transaction, page 89

2. We note your responses to comments nine, 10 and 12 in our letter dated September 14, 2009. Please confirm that you will include this information in future filings.

Financial Statements and Supplementary Data, page 98

Notes to Consolidated Financial Statements, page 104

Note 1 – Business and Significant Accounting Policies, page 104

Exploration and drilling costs, page 108

3. We note your response to comment 18 in our letter dated September 14, 2009 and have the following additional comments:

- We note your response to the first bullet point of our prior comment concerning your "area of interest" methodology. You state that the grouping of projects within an area of interest can be analogized to the grouping of accounts under paragraph 10 of SFAS 144 or ASC 360-10-35-23. Please clarify whether this statement indicates that each area of interest is the level at which you test for impairment of your exploration projects because this is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If our understanding is correct, please explain to us in more detail how your management is able to effectively manage your various geothermal exploration projects without tracking a lower level of cash flows. In this regard, it appears that your current methodology could result in the poor performance of certain exploration projects being masked by the strong performance of other exploration projects within the same area of interest, and we assume that this would be important information for your management to know. Additionally, it remains unclear to us that it would be appropriate under GAAP to not impair the poorly performing geothermal resources within an area of interest.

- We note your response to the fifth bullet point of our prior comment concerning your prospects that do not achieve economic feasibility. Please clarify to us whether all of the capitalized costs related to these three prospects were expensed, as this is unclear from your current response. If any costs related to these prospects were not written off, please further explain your basis in GAAP for continuing to capitalize these costs. In this regard, we note your reference to unsuccessful drilling within an area of interest, and it is unclear to us whether this reference indicates that you have continued to capitalize the costs of these unsuccessful prospects due to the success of other prospects within the areas of interest.

- We note your response to the second bullet point of our prior comment concerning your capitalization of dry hole costs. Notwithstanding your belief that all dry holes are useful for the discovery of commercially viable resources within an area of interest and for the operation of the power plant thereafter, it remains unclear to us that capitalizing dry holes is appropriate under GAAP or consistent with industry practice. Please provide us with further information as to how you determined this practice was appropriate under GAAP. Additionally, please tell us how you considered prevailing practice for the accounting for dry holes by others in your industry.

- We have reviewed your process for assessing the economic feasibility of geothermal resources as described in the "Background" portion of your response and in response to the fourth bullet point of our prior comment. We note that your exploration department assesses economic feasibility using any available information about the geological, geochemical and geophysical attributes of the site. We note that you do not acquire land rights until you have determined that an economically feasible geothermal reservoir is probable. We further note that after you acquire land rights to the potential geothermal resource, you conduct surface water analysis, soil surveys, initiate a suite of geophysical surveys and develop a roadmap of fluid-flow conduits and overall permeability to create three-dimensional geothermal reservoir models that are used to identify drill locations. Please explain to us in more detail how you are able to determine that an economically feasible geothermal reservoir is probable prior to conducting the additional analysis and surveys that you perform after acquiring land rights. In this regard, it is unclear to us that enough archival information would be available about the potential resource for you to make this determination without performing the additional analysis and surveys. We note the statement in your response that you make a further determination of the feasibility of the potential resource after conducting the additional analysis and surveys that you perform after acquiring land rights, and it is unclear to us whether this is the point at which you are able to assess whether an economically feasible geothermal reservoir is probable.

4. We have reviewed the rollforward provided in response to comment 18 in our letter dated September 14, 2009. Please reconcile the total amounts capitalized at December 31, 2008 and 2007 as presented in the rollforward to the disclosure on page 108 of your Form 10-K that exploration and drilling costs related to uncompleted projects are included in construction-in-process in the consolidated balance sheets and totaled $52,345,000 and $16,677,000 at December 31, 2008 and 2007, respectively.

Note 12 – OPC Tax Monetization Transaction, page 128

5. We are continuing to consider your response to comments 21 and 27 in our letter dated September 14, 2009. To assist us in better understanding your accounting for this transaction, please respond to the following additional comments:

- We note your response to the third bullet point of comment 21. The component of minority interest income labeled as "Net loss attributable to noncontrolling interest" in the table in your response appears to solely relate to the 5% residual interest of the Class B Members, based on the information in footnote three to this table. Please explain to us in more detail how you determined the amount of net loss to allocate to the noncontrolling interest. In doing so, tell us how you considered paragraph 25 of SOP 78-9, or ASC 970-323-35-17, in determining your earnings allocation.

- Your response to comment 27 indicates that, upon the adoption of SFAS No. 160, given the legal form of your OPC tax monetization transaction, you do not believe that most of the existing minority interest balance met the definition to be classified as equity, and as such, you reclassified such amounts as a liability consistent with the guidance in EITF 88-18 or ASC 470-10-25. Please explain to us in more detail why you believe your OPC tax monetization transaction is within the scope of EITF 88-18 given that your investors purchased equity interests in class B membership units. Also tell us how you considered whether the contractually agreed upon percentage/allocation of profits and losses and tax benefits were more akin to equity return rights than rights to future revenues.

- Please tell us how you considered whether this financing should be accounted for under SFAS 66 as an in-substance real estate transaction.

- Also, we note your Form 8-K filed on November 3, 2009 and disclosure in your September 30, 2009 Form 10-Q regarding your purchase of 300 of the outstanding 1,000 class B membership interests from Lehman Brothers Inc. for $18.5 million during the fourth quarter of 2009. We also note that this transaction will result in a pre-tax gain of $13.0 million during the fourth quarter of 2009. Please update us with any changes to the accounting for this transaction.

<u>Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 16</u>

<u>Objectives, page 16</u>

<u>Determination of Amounts and Formulas for Compensation, page 17</u>

<u>Annual Bonus, page 18</u>

<u>Group I, page 18; Group II, page 18</u>

<u>Stock Options, page 19</u>

<u>Transactions with Related Persons, page 32</u>

6. We note your responses to comments 29, 30, 31, 33 and 34 in our letter dated September 14, 2009. Please confirm that you will include this information in future filings.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Yehudit Bronicki
Ormat Technologies, Inc.
November 17, 2009
Page 7

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have any questions regarding engineering matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Benjamin Carson, Esq.
     Chadbourne & Park LLP
     Via facsimile to (646) 710-5168